Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Industries Holdings, Inc.; OCI N.V.

SEC File No.: 001-32597

Date: September 17, 2015

CF Industries Holdings, Inc. Credit Suisse Basic Materials Conference September 17, 2015

Forward-Looking Statements All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” or “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These statements may include, but are not limited to, statements about the benefits, expected timing of closing and other aspects of the proposed acquisition (the “OCI Transaction”) by the Company from OCI N.V. ("OCI") of OCI’s European, North American and global distribution businesses and certain other assets (the “Business”) and the proposed strategic venture (the “CHS Strategic Venture”) with CHS Inc. (“CHS”); statements about future strategic plans; and statements about future financial and operating results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned and on budget or at all; risks associated with other expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; an inability to achieve, or a delay in achieving, the expected benefits of the GrowHow transaction as contemplated; difficulties associated with the integration of GrowHow; unanticipated costs or liabilities associated with the GrowHow transaction; and the risk that disruptions from the GrowHow transaction as contemplated will harm relationships with customers, employees and suppliers; potential liabilities and expenditures related to environmental and health and safety laws and regulations; the Company’s potential inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements from governmental authorities; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with joint ventures; acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness. Other important factors, relating to the OCI Transaction, that could cause actual results to differ materially from those in the forward-looking statements include, among others: risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of the Company and OCI with respect to the OCI Transaction; the risk that the Company, OCI and the new holding company (“New CF”) for the OCI Transaction are unable to obtain governmental and regulatory approvals required for the OCI Transaction, or that required governmental and regulatory approvals delay the OCI Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the OCI Transaction or cause the parties to abandon the OCI Transaction; the risk that a condition to closing of the OCI Transaction may not be satisfied; the length of time necessary to consummate the OCI Transaction; the risk that the businesses of the Company and the Business will not be integrated successfully; the risk that the cost savings and any other synergies from the OCI Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the Business or the Company, may not be available on a timely basis and on reasonable terms; the risk that the Business is unable to complete its current production capacity development and improvement projects on schedule as planned and on budget or at all; the risk that the OCI Transaction or the prospect of the OCI Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the Business are unable to retain and hire key personnel; the effect of future regulatory or legislative actions on New CF, the Company and the Business; the risk that the OCI Transaction is not accorded the tax and accounting treatment anticipated by the Company; unanticipated costs or liabilities associated with the OCI Transaction-related financing; and the risk that the credit ratings of New CF and the Company, including such ratings taking into account the OCI Transaction and related financing, may differ from the Company’s expectations. Other important factors, relating to the CHS Strategic Venture, that could cause actual results to differ materially from those in the forward-looking statements include, among others: risks and uncertainties arising from the possibility that the consummation of the CHS Strategic Venture as contemplated may be delayed or may not occur; difficulties associated with the operation or management of the CHS Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement over the life of the supply agreement and risks that disruptions from the CHS Strategic Venture as contemplated will harm the Company’s other business relationships.More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission, including CF Industries Holdings, Inc.’s most recent periodic reports filed on Form 10-K and Form 10-Q, which are available in the Investor Relations section of the Company’s web site. Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. 2

No Offer or Solicitation This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information New CF will file with the SEC a registration statement on Form S-4 that will include the proxy statement of CF Industries and the shareholders circular of OCI that also constitute prospectuses of New CF. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542. Participants in the Solicitation CF Industries and its directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, and CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl. 3

Differentiated Investment Thesis Nitrogen remains attractive investment Consistent long-term demand growth Chinese anthracite-based production sets floor prices North American gas: sustainable cost advantage European gas prices declining with oil prices Focused on growing cash flow per share Investing in high return growth projects Significant share repurchase programs Continue to grow dividends Favorable Industry Fundamentals Tangible Growth Plans Increasing Share Performance Drivers OCI combination and CHS agreement substantially increase cash flow per share High-return expansion projects 4 Strong Base Business Strong cash flow Best performance among fertilizer peers Clear strategy, well executed across time

Recent Transactions Generate Significant Value Creation 5 OCI Combination expected to generate ~$500M of after-tax annual run-rate synergies from optimization of operations, capital and corporate structure Global scale and logistics cost savings SG&A and corporate cost savings Combined company tax rate expected to be approximately 20% Estimated to achieve full run-rate synergies by 2018 OCI Combination expected to achieve mid-to-high teens free cash flow accretion immediately Realized while maintaining strong balance sheet and established leverage targets Major CF and OCI nitrogen capacity expansions all expected to be online by mid-2016 Natgasoline methanol project expected online by 2017 Strategic partnership with CHS delivers a number of business benefits and is supported by an attractive valuation (8.9% of pre-OCI capacity transferred for $2.8B investment)

OCI Transaction is the Next Transformation for CF

Transformation from Co-op to Public Company 2005 – 2009

- 2005 IPO of CF Industries
- Significant upgrade in management capabilities
- Established world-class sales & marketing function
- Continued operational improvement, including de-bottleneck program

EBITDA of $0.2-1.1B

Focused, World-Scale Nitrogen Producer 2010 – 2015

- Successful acquisition and integration of Terra
- Launched $4B capacity expansion program
- Sale of phosphate business to Mosaic
- Long term nitrogen supply agreements with Mosaic and Orica
- Purchased outstanding 34% of Medicine Hat and the Viterra ammonia terminals

EBITDA of $1-3B

Global Leader in Gas Converting 2016 +

- Establish global platform with international headquarters in UK
  - GrowHow and OCI
- Realize after-tax synergies ~$500M per year
- Complete capacity expansion program
- Largest converter of methane into essential global products

EBITDA of $3-5B

[1] See page 20 for EBITDA reconciliation.

6

CF Industries

The Premier Global Footprint

- North American operations leverage distribution network, reducing delivered costs
- One of Europe's largest nitrogen facilities combined with recently acquired GrowHow, benefiting from declining gas prices
- Beaumont (OCI Partners) and Natgasoline (once completed) will make CF the largest North American methanol producer
- Global distribution business to optimize global product flows



Medicine Hat, AB
Courtright, ON
Billingham, UK
Geleen, Netherlands (Geleen)
Port Neal, IA
Woodward, OK
Wever, IA (Wever)
Yazoo City, MS
Ince, UK
Verdigris, OK
Point Lisas, Trinidad
Beaumont, TX (Natgasoline LLC)
Beaumont, TX (OCI Partners)
Donaldsonville, LA
Dubai, UAE (Global Trading / Distribution)
Existing CF Facility
OCI Facility

7

CFIndustries

Portfolio of World Class Businesses Being Acquired

- Straightforward integration with nitrogen businesses plugging into existing system
- Management team has proven experience in successful integration (Terra)

	Geleen (Netherlands)	Wever (US, Iowa)	Beaumont (US, Texas)	Global Distribution	Natgasoline (US, Texas)
% Acquired Ownership	100%	100%	~80%	100%	45%
Production Capacity	1.2mstpa of gross ammonia	851kstpa of gross ammonia	375kstpa of gross ammonia 1.0mstpa of methanol	~2.9mstpa volume distributed	1.9mstpa of methanol
Products	Ammonia, UAN, CAN, Melamine	Ammonia, Urea, UAN	Ammonia, Methanol	AS, Urea, Ammonia, UAN	Methanol
Production Timeline	Currently at full production	Q1 2016	Currently at full production	Operating	Q2 2017
Strategic Rationale	♦ Access new region with a high quality, large scale operating asset ♦ Addition of a distribution network in Europe ♦ Synergies with recently acquired GrowHow ♦ CAN is a high-value/premium product	♦ Leverages CF's existing distribution network to reduce product-miles shipped and logistics costs ♦ Reduces SG&A costs per ton and lowers capital costs due to pooling of critical spare parts	♦ Expansion into methanol business with similar economic fundamentals and manufacturing process ♦ Beaumont formerly owned and operated by Terra ♦ Completed significant debottleneck in early 2015	♦ Contract-based distribution business ♦ In-house freight capability ♦ Facilitates global product flows for CF's combined portfolio	♦ Participate in world scale greenfield project ♦ Call option for remaining 55% of Natgasoline equity interest

8
CFIndustries

9 Access To Highly Attractive, Adjacent Methanol Business Ammonia and methanol production similar and synergistic Key global players produce both ammonia and methanol Large global market growing at ~7.5% Similar production processes and plants Leverages CF core capabilities in chemical production, storage and shipping Natural gas is feedstock and primary driver of cost Market price is set by highest cost marginal producer, based on Chinese anthracite coal Terra / CF produced methanol at both Woodward and Beaumont Methanol production enables CF to leverage core capabilities, with similar feedstock-based advantages, while diversifying end-market exposure Major ammonia & methanol producers (M metric tons) Worldwide consumption of methanol (M metric tons) Source: Fertecon, IHS, CF Ammonia Methanol Construction Fuel Applications Chemical Applications 0 20 40 60 2013 Formaldehyde Other / Solvents Gasoline Blending DME MTBE/TAME Other 61M Acetic Acid MTO/MTP

10 CF Industries Production Capacity – Pro-Forma for GrowHow Acquisition and OCI Combination Proposed combination further builds out the scale of CF Industries, adding 4 new facilities to the existing 10-facility footprint CF’s presence in Europe is expected to be enhanced by adding Geleen, Netherlands, to the two GrowHow facilities in UK recently acquired Will diversify CF’s product portfolio by adding one of the world’s largest and lowest cost methanol projects in North America and providing new products such as CAN and melamine in Europe Product Ton Capacity 2014 CF + GrowHow + CF Expansions 2014 OCI Businesses + OCI Expansions PF Combined + Capacity Expansions

11 Unparalleled Growth Pipeline Note: Capacity for Beaumont and Natgasoline are included on a proportional basis. Includes 100% of GrowHow capacity and 50% of PLNL. Volume calculation includes Net Ammonia, UAN, Urea, CAN/AN, NPK, DEF, Melamine and Methanol. Expected Completion Date Q4 2015 Q1 2016 Q3 2016 Q2 2017 ~65% increase in CF's production capacity over the next 24 months ~65% Growth (measured in millions of product tons) 15.2 3.6 2.3 1.7 1.4 0.9 25.1 CF Industries Current Capacity Included OCI Businesses Current Capacity Donaldsonville Wever Port Neal Natgasoline Pro-Forma Including Expansion Projects Melamine: 1% NPK: 1% Methanol: 7% AN / CAN: 15% UAN: 36% Net Ammonia: 18% Urea: 22%

CHS will purchase an equity interest in CF Nitrogen for $2.8 billion Equity Investment Capacity (in 000’s) Net NH3 Urea UAN Other Total Pct. Donaldsonville 1,390 2,835 3,255 - 7,480 39.6% Port Neal 110 1,400 800 - 2,310 12.2% Woodward 140 25 820 - 985 5.2% Yazoo City - 20 160 1,075 1,255 6.6% Verdigris 350 - 1,975 - 2,325 12.3% Medicine Hat 790 810 - - 1,600 8.5% Courtright 265 160 345 - 770 4.1% Billingham 270 - - 620 890 4.7% Ince - - - 930 930 4.9% Subtotal 3,315 5,250 7,355 2,625 18,545 98.1% PLNL (50%) 360 - - - 360 1.9% Total 3,675 5,250 7,355 2,625 18,905 100.0% CHS Agreement - 1,095 580 - 1,675 8.9% % of Segment - 20.9% 7.9% - 8.9% 12 CF Industries System-Wide Production Capacity (pro forma for Expansion Projects)

Gross Nitrogen per share 11 17 24 30 38 38 37 37 Net Effective Nitrogen per share 7 11 16 20 25 25 30 30 CF Industries Continues to Increase Effective Nitrogen Capacity Per Share 13 CF Industries Effective Nitrogen Capacity and Shares Outstanding 1 Methanol tons converted to ammonia tons at 46:53, based on the ratio of OCI Partners’ 2014 Gross Margin per Ton for Methanol to OCI Partners’ 2014 Gross Margin per Ton for Ammonia 2 As of July 13, 2015, the company had 233 million shares outstanding following its June 17, 2015 5-for-1 split; capacity expansion projects refer to those at Donaldsonville, LA and Port Neal, IA 3 Illustratively assumes that CF effective tax rate would drop to the new statutory tax rate of ~20% after Darwin combination +18% Additional Buybacks +47% 35 30 (Equivalent nutrient tons per 1000 shares) 2.6 8.8 12.0 3.6 0.6 0.4 1.7 3.2 0.6 200 220 240 260 280 300 320 340 360 380 400 0 2 4 6 8 10 12 14 2010 Terra CF Business Growth GrowHow CF Capacity Expansion CF Stand- alone OCI Total Pro- Forma CHS Tons Additional Buybacks in the Future Share Count (million post - split shares) Annual Capacity (Million Equivalent Nutrient Tons)¹ Today 11.4 Post - Expansions

14 Additional Cash Available for Capital Returns and Growth Existing Dividend(3) Estimated Minority Distributions to CHS(4) Capital Expenditures Operating Cash Needs (5) Transaction Provides Significant Cash Available for Capital Allocation Priorities Total Sources: ~$15.0 – 16.5B CHS equity investment of $2.8 billion Estimated cash balance at time of OCI closing before giving affect for CHS investment. Consummation of the CHS transaction is not contingent upon the consummation of the proposed transaction with OCI N.V. announced on August 6, 2015. Assumes annual dividend of $1.20 / share on pro forma shares outstanding; includes dividends to NCI. Estimated minority distributions to CHS of approximately $250 million per year. Intend to maintain average cash balance in range of $500 million. With the proposed OCI combination and CHS investment, CF expects to have ~$10.0 - $11.5B of cash available for capital allocation priorities consistent with past practices Total Unallocated Cash: ~$10.0 – 11.5B Illustrative Operating Cash Flow Potential New Debt CHS Equity Investment(1) Cash Balance at OCI Closing(2) Indicative Sources of Capital (OCI Transaction Close – 2019) Indicative Uses of Capital (OCI Transaction Close – 2019) $- $2 $4 $6 $8 $10 $12 $14 $16 $18 $- $2 $4 $6 $8 $10 $12 $14 $16 $18

CF Industries has consistently produced strong shareholder returns across multiple time periods Market data as of 9/11/2015. Total shareholder returns reflect share price appreciation plus dividends reinvested into the security/index. Source: Bloomberg * Yara ADR’s trading in US dollars Five Years One Year Total Shareholder Return (1) Since CF IPO = 10 Years (8/10/2005) Three Years Unparalleled Track Record of Creating Value 15 1795% 372% 216% 144% 133% 97% 0% 500% 1000% 1500% 2000% 212% 53% 20% - 29% - 43% 96% -100% -50% 0% 50% 100% 150% 200% 250% 39% 10% - 6% - 31% - 35% 46% -40% -30% -20% -10% 0% 10% 20% 30% 40% 50% 14% 16% - 8% - 13% - 22% 0% -25% -20% -15% -10% -5% 0% 5% 10% 15% 20%

Rest of World North America 16 Best Of Breed Shareholder Returns Rank Company Total Shareholder Return(1) 1 Regeneron 5,885% 2 Priceline 5,525 3 Netflix 3,171 4 Alexion Pharma 2,401 5 Monster Energy 2,349 6 Green Mountain/Keurig 2,249 7 Apple 1,871 8 CF Industries 1,795 9 Perrigo 1,306 10 Skyworks Solutions 1,219 Share price appreciation, including reinvestment of all dividends, since CF Industries’ IPO on August 10, 2005. Source: Bloomberg. As of September 11, 2015. The Top Ten S&P 500 Index Companies By Total Shareholder Return Since August 10, 2005

[LOGO]

CF Industries is a Leading Nitrogen Fertilizer Producer

- One of the largest manufacturers and distributors of nitrogen fertilizers and other nitrogen products in the world
- Core production and distribution facilities are concentrated in the Midwestern United States and other major agricultural areas of the United States and Canada
  - 7 nitrogen production complexes in North America with 6 million nutrient tons production capacity
  - Access to ammonia pipelines from US Gulf and Oklahoma provides lowest-cost option for transporting ammonia to distribution points
  - 82 distribution locations with over 1.3 million tons of ammonia and 1.2 million tons of UAN storage capacity
  - Access to 32 barges and over 5,000 railcars provide inland transportation flexibility
- In addition to its North American facilities, CF Industries has a wholly-owned UK subsidiary, GrowHow, and owns 50% of a JV in the Republic of Trinidad and Tobago

North American Assets



Medicine Hat, AB, Canada
Port Neal, IA
Courtright, ON, Canada
Verdigris, OK
Woodward, OK
Donaldsonville, LA
Yazoo City, MS
Production
Distribution
Pipeline
Legend
(Thousand Nutrient Tons)
0
1,400

2014 Sales by Ton



Other 13%
Net Ammonia 22%
Urea 19%
UAN 46%

2014 Sales Dollar



Other 9%
Net Ammonia 34%
Urea 20%
UAN 37%

18

CFIndustries

19 Gross Annual Production Capacities (M short tons) Sales Volume Agricultural sales (70%) ammonium nitrate fertilizer NPK compounds fertilizer Industrial sales (30%) ammonia nitric acid Ince Manufacturing Plant & Head Office Billingham Manufacturing Plant Total Ammonia (gross) 0.9 AN 1.2 NPK 0.4 UK AN Consumption (M short tons) 2014 GH Production 0.9 Imports 0.7 Total 1.6 GrowHow is the Largest UK Fertilizer Manufacturer

Capacity Expansion Remains On-track

CF Industries

- Donaldsonville
  - Urea plant expected to be running late in 3Q or early 4Q 2015
    - Piping system testing is ramping up in urea and off-site areas
    - Various process systems are being turned over to CF and pre-commissioned
  - 4Q 2015 startup for new UAN plant
    - All major equipment has been set
    - Structural steel scope work is complete
    - Piping is over 80 percent complete
  - Ammonia plant on pace for early 2016 start-up
    - All heavy equipment lifts are complete. All four of the convection section modules have been set
    - Approximately 80 percent of structural steel erected, piping well underway
- Port Neal remains on schedule for mid-year 2016 start-up
  - Approximately 80 percent of structural steel erected
  - Piping is approximately 20 percent complete



Urea- Donaldsonville



Nitric Acid/UAN- Donaldsonville



Ammonia- Port Neal

20

Gas Hedges Are In Place Through 2017 21 NYMEX First Of The Month Settlement/Futures Prices (5) Hedged Prices Swaps with an average strike price of $2.92/MMBtu for an average of 9.4 million MMBtus per month for July-December, 2015. Collars with a floor price of $2.30/MMBtu and a ceiling price of $3.20/MMBtu for an average of 4.3 million MMBtus per month for July-December, 2015. Swaps with an average strike price of $3.10/MMBtu for an average of 9.9 million MMBtus per month for January-December, 2016. Swaps with a strike price of $3.35/MMBtu for 8.3 million MMBtus per month for January-December, 2017. Prices from July 2015 through December 2017 represent the NYMEX futures price for Henry Hub natural gas as of 9/11/15. Swaps: 9.4M MMBtus/month @ an average of $2.92(1) Collars: 4.3M MMBtus/month @ $2.30 - $3.20(2) $2.69 $2.77 $2.91 $3.02 $3.03 $2.99 $2.85 $2.85 $2.88 $2.92 $2.93 $2.92 $2.95 $3.03 $3.19 $3.30 $3.29 $3.22 $2.99 $2.98 $3.00 $3.04 $3.05 $3.04 $3.06 $3.14 $3.30 $2.00 $2.50 $3.00 $3.50 $4.00 $4.50 $5.00 Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Natural Gas Hedges 2015 2016 Swaps: 9.9M MMBtus /month @ an average of $3.10 (3) 2017 Swaps: 8.3M MMBtus/month @ $3.35 (4)

OCI Transaction Overview

Structure	♦ New CF will consist of OCI's European, North American and Global Distribution businesses and the entirety of CF Industries Holdings, Inc. ♦ Ownership ~ CF: 72.3%, OCI: 27.7%[1] ♦ New CF to purchase 45% stake in OCI's Natgasoline greenfield methanol project [2] ♦ Acquired businesses ~$8B of implied enterprise value

Governance	♦ New CF to be led by existing CF management team
	♦ New CF to have 10 Directors: 8 directors to continue from current CF board; 2 new directors appointed by OCI's largest shareholder (Sawiris family), new Directors:
	    ♦ Greg Heckman: former CEO Gavilon, current OCI N.V. board member
	    ♦ Alan Heuberger: Senior Portfolio Manager, Bill & Melinda Gates Investments (BMGI)
	♦ UK incorporation and tax domicile

Financing	♦ New CF to assume ~$2B of debt associated with acquired businesses ♦ Morgan Stanley and Goldman Sachs have provided a fully committed bridge facility ♦ Permanent financing to be issued prior to transaction closing ♦ New CF expects to maintain investment-grade ratings
Value Creation	♦ ~$500M of annual after-tax run-rate synergies ♦ Mid-to-high teens cash flow accretion for CF shareholders ♦ New CF will have increased scale to continue its highly successful capital allocation strategy
Timing	♦ Customary regulatory and shareholder approvals ♦ Closing expected to occur in 2016

1 Based on CF's share price as of 8/4/15. Final consideration mix (cash and new CF stock), and resulting ownership split, dependent on CF share price at close. OCI to receive fixed 25.6% of new CF and $700M consideration to be denominated in additional shares or cash at new CF's discretion, of which $550M is assumed to be paid in shares.
2 Purchase price of approximately $500 million plus a call option on the remaining equity post completion of the project

22

CF Industries

Transaction Funding Supports Long-Term Value Creation 23 CF expects to maintain investment-grade credit ratings CF to assume approximately $2.0B of net debt located at the operating entities of the OCI businesses Consistent with CF target of 2.0x – 2.5x total debt / mid-cycle EBITDA leverage Bridge financing fully committed for up to $4.0B Bridge financing for OCI and general corporate purposes Permanent capital structure and financing to be issued prior to closing Sources Amount ($B) New CF Common Stock 5.4B Cash 2.8B Total 8.2B Uses Amount ($B) OCI NA / EU Businesses 6.1B Assumed OCI Net Debt 2.0B Other Expenses 0.1B Total 8.2B

Geleen, Netherlands

Major Nitrogen Facility



Geleen, Netherlands Nitrogen Complex
(Included in Transaction)
Operational capacity:
1.2mstpa gross ammonia
385kstpa net ammonia
385kstpa UAN
1.6mstpa AN/CAN
220kstpa melamine
GrowHow Billingham
GrowHow Ince

Overview

- Europe's 2nd largest integrated nitrates fertilizer producer
  - World's largest melamine producer (2 plants)
  - Two NH3 plants
  - One urea plant
  - One UAN plant
  - Two AN plants
  - Three CAN plants
  - Three Nitric Acid plants
- Direct pipeline link to Europe's largest natural gas hub
- Large regional distribution network to transport products by barge, rail, truck and pipeline
- World's largest distributor of AS through offtakes with DSM and Lanxess totaling ~2mstpa

Source: OCI management, company filings

24
CFIndustries

Wever, Iowa

Greenfield Nitrogen Facility

Summary Overview

- Iowa Fertilizer Company is a greenfield nitrogen fertilizer and industrial chemical production facility under construction
- **Capacity:** Expected to produce 1.6-1.8M short tons per year of nitrogen fertilizer and diesel exhaust fluid at nameplate capacity
- **Sellable Products:** Ammonia, UAN, Urea and DEF
- **EPC Contractor:** Orascom Engineering & Construction (OEC)
- **Technology:** KBR (Ammonia), Stamicarbon (Urea solution) and Uhde (Urea granulation and UAN)

Progress Summary

- Expected commissioning and production start-up in Q1 2016
- ~$1.7B of capex has been spent to date, out of ~$2.0B of total estimated capex for the project
  - $1.2B of capex spend has been financed by Midwest Disaster Area tax-exempt bonds (BB- rated)

Source: OCI management, company filings

25

CFIndustries

Beaumont, Texas

Integrated Methanol and Ammonia



Beaumont, TX Ammonia & Methanol Complex
Operational capacity:
• 1.0mstpa methanol
• 375kstpa gross ammonia

Ownership

- Integrated methanol and ammonia production facility located on the Texas Gulf Coast near Beaumont, Texas
- Facility previously owned by Terra Industries. Current CF Industries Port Neal plant manager was the former plant manager at Beaumont
- Debottlenecking completed in April 2015
- OCI Partners LP has public ownership of 20.1% with the remaining 79.9% owned by OCI N.V.

Source: AAPFCO, CF Industries, Statscan, OCI Management, company filings

26

Natgasoline Will Be One of the World's Largest Methanol Facilities

Asset Location



Plant Location

- Natgasoline is a greenfield methanol production facility in Beaumont, TX
  - Total capital cost of ~$1.6B
  - ~$380M of capex spent to date
- Nameplate Capacity: 1.9mstpa(1)
- Completion Date: Commissioning expected in 2017
- EPC Contractor: Orascom Engineering & Construction (OEC)

Project Timeline

2013 → 2014 →

Progress to date
- Acquisition of land in Beaumont, Texas
- TCEQ [2] and EPA permits successfully received
- Air Liquide engineering and procurement is 64% complete (as of April 30 2015)
- Signed license and Basic Engineering Agreement with Air Liquide (Lurgi)
- Signed EPC contract with Orascom Engineering & Construction (OEC)

Q1/Q2 2015 →

Finalize Commercial Agreements
- Raw water supply with LNVA
- Power supply with Entergy
- Gas supply and pipeline access with AGL
- Storage and loading infrastructure with Oiltanking, Phillips 66, and/or Martin

Q3/Q4 2015 →
- Erection of steel and installation of mechanical equipment/piping

Q4 2016 →
- Begin pre-commissioning; mechanical completion expected in 2017

2017 →
- Start of commercial operations

Source: OCI management, company filings
[1] Based on 350 operating days per annum
[2] Texas Commission on Environmental Quality

27

CFIndustries

CHS Transaction Overview 28 CHS will be entitled to purchase annually up to 1.7 million tons of UAN and urea at market prices from CF Nitrogen CHS’ supply agreement represents 8.9% of the CF Industries’ total production of 18.9 million product tons, not including the new capacity from the proposed combination with OCI N.V.’s businesses Length of the agreement: 80 years Supply Agreement CHS will purchase a minority interest in CF Nitrogen for $2.8 billion CHS will be entitled to semi-annual profit distributions from CF Nitrogen CF will continue to manage and operate all production facilities Proceeds from investment available for the company’s stated capital allocation priorities Equity Investment Agreement Background CF Industries Nitrogen, LLC (“CF Nitrogen”) is a wholly owned subsidiary of CF Industries that currently owns three production facilities in the United States: Donaldsonville, LA; Port Neal, IA; and Yazoo City, MS CF also expects to contribute its Woodward, OK, plant to the LLC prior to the transaction closing Highlights CF Industries entering into a set of key agreements with CHS: Supply agreement for up to 1.7 million product tons (which is 8.9% of total CF production); and minority equity interest investment in a CF subsidiary (CF Industries Nitrogen, LLC) for $2.8B Culmination of long-term dialogue Strategic venture provides a number of benefits: Reliable partner, ratable off-take Knowledgeable, long-term industry leader Supported by an attractive valuation Anticipated close: February 1, 2016

Indicative Gross Margin Associated with CHS Investment

	FY2014	Six Months Ending 6/30/14	Six Months Ending 6/30/15	LTM
Urea Segment Gross Margin (in millions)	$397.9	$226.4	$230.7	$402.2
Urea Segment Sales Volume ('000 tons)	2,459	1,255	1,216	2,420
CHS Contracted Urea Volume ('000 tons)	-	-	-	1,095
CHS Urea Volume as % of LTM Sales Volume	-	-	-	45.2%
Indicative Gross Margin Related to CHS Contracted Urea Volume (45.2% of Segment Gross Margin)	-	-	-	**$182**
UAN Segment Gross Margin (in millions)	$672.4	$383.4	$361.3	$650.3
UAN Segment Sales Volume ('000 tons)	6,092	2,977	2,821	5,936
CHS Contracted UAN Volume ('000 tons)	-	-	-	580
CHS UAN Volume as % of LTM Sales Volume	-	-	-	9.8%
Indicative Gross Margin Related to CHS Contracted UAN Volume (9.8% of Segment Gross Margin)	-	-	-	**$64**

Under the terms of the proposed arrangements with CHS, CHS will enter into a supply agreement with CF Nitrogen relating to the purchase of urea and UAN and an LLC agreement governing its equity investment in CF Nitrogen. Under the terms of the LLC agreement, CHS will be entitled to semi-annual profit distributions from CF Nitrogen. The distributions to CHS will be based, in part, on the volume of urea and UAN purchased by CHS pursuant to the supply agreement. Actual distributions to CHS will be determined in accordance with the terms of the LLC agreement and will vary from period to period. For illustrative purposes, the above analysis shows the portion of CF's consolidated gross margin from the CF's urea and UAN segments that would have been associated with the maximum CHS sales volume under the supply agreement had the CHS arrangements been in place over the twelve months ended June 30, 2015. Segment gross margin and segment sales volume are based on historical results and do not include capacity from expansion projects expected to be completed in the second half of 2015 and during 2016.

29
CFIndustries

CHS Investment Metrics 30 Supply Agreement Product Tons (000s) Nutrient Tons (000s) Indicative LTM Gross Margin(1) -Urea 1,095 504 $182 -UAN 580 186 $64 Total 1,675 689 $246 Metrics Associated with $2.8B Investment $1,672/ton $4,064/ton 11.4x See page 29 for reconciliation calculations, gross margin includes D & A expense Attractive valuation with investment from a well-informed industry leader

The global nitrogen cost curve is driven by differences in feedstock costs The monthly shipment range is calculated using consuming regions that represent two-thirds of global demand The cost curve suggests urea floor prices in the range of $270 to $290 per short ton, fob port. Recent pricing supports this range as seasonal price floors Chinese (anthracite coal based) producers are the marginal exporters and their costs determine the price floor Source: FERTECON, CRU, Integer, CF Urea Price US Dollars Per Ton Current Global Monthly Delivered U.S. Urea Cost Curve 31 Monthly Production Capacity (Million Tons) Operating rate adjusted to 95% for all regions, China natural gas production assumed at 75%. Egypt, Pakistan, and Bangladesh adjusted to recent low operating rates. U.S. natural gas price assumed at $3.00/MMBtu, Western and Eastern Europe assumed at $7.00/MMBtu, Chinese-Anthracite High assumed at $5.00/MMBtu and Ukraine assumed at $8.00/ MMBtu. Assumes $20-$25 per metric ton of shipping cost to the U.S. Gulf from China and the Middle East. Assumes a $6.40 USD/RMB exchange rate. North American Production Costs Well Below Urea Floor Price 0 100 200 300 $400 North America MENA Indonesia China - Natural Gas Low China - Advanced Coastal Other FSU Latin America Russia China - Advanced Inland Low China - Advanced Inland High India Southeast Asia China - Anthracite Low Western Europe Eastern Europe Lithuania South Asia Ukraine China - Anthracite High China - Natural Gas High Energy (Coal) Energy (N.G.) Other Cash Shipments: 16.3 MM Avg Appx . Monthly Range Freight/Load Appx . Price Range 0 5 10 15 20 21 17.8

Due to mix of USD vs RMB-linked costs, each 1% change in the RMB has approximately a half-percent impact to the Chinese urea floor producers Energy costs (i.e. coal) are tied back to U.S. Dollar economics (China as a coal importer; seaborne coal denominated in USD) Other cash costs linked to yuan-denominated costs, subject to currency fluctuation Source: FERTECON, CRU, Integer, CF Urea Price US Dollars Per Ton 32 Significant Portion of Chinese Production Costs Linked to U.S. Dollar Freight/Loading Other Cash Load and Freight to Port Port Handling Export Tax Freight and Offload to U.S. Barge Grid Electricity Water Use 50% Direct Labor VAT Direct Feedstock Costs (per Urea ton) Coal Mine Mouth Inbound Transportation and Offload Fuel Coal Costs Self-Generated Electricity Steam Cost Assumes a $6.40 USD/RMB exchange rate. $0 $100 $200 $300 Chinese Anthracite- High Cost Energy

33 Corn economics consistently provide positive returns over variable costs and a premium to soybeans Attractive Farm Level Economics U.S. Farmer Anticipated Returns Source: USDA, Green Markets, CME, CF Industries Calendar Year; As of September 11, 2015 Source: USDA, Green Markets , CF Industries Marketing Year of September 1 – August 30 Revenue (U.S. Dollars per Acre) Ten-Year Average = 21% U.S. Corn Fertilizer Cost as Percent of Revenue Percent of Farm Revenue Returns above variable costs (U.S. Dollars per Acre) 0% 5% 10% 15% 20% 25% 30% $0 $200 $400 $600 $800 $1,000 $1,200 2006 2008 2010 2012 2014 2016F Total, Gross Value of Production (Revenue) Fertilizer as a Percent of Revenue $0 $100 $200 $300 $400 $500 $600 2009 2010 2011 2012 2013 2014 2015F 2016F Corn Corn-on-Corn Soybeans

34 Stability In Planted Acres Translates To Stability In Near-Term Ag Demand Stable Near-Term Agricultural Demand North American Planted Acreage North American Nitrogen Agricultural Fertilizer Demand Fertilizer Year Calendar Year (Million Nutrient Short Tons) (Million Acres) Source: TFI, USDOC, FERTECON, CF Source: USDA, CF, STATCAN 0 50 100 150 200 250 Corn Wheat Cotton Canola 0 2 4 6 8 10 12 14 16 18 Canada Nitrogen Demand U.S. Nitrogen Demand 10-Year Demand Average 10-Year Domestic Production Average 10 - Year Average 15.0M 15.7M 15.6M 15.6M 10 - Year Average 13.1M

35 Source: AAPFCO, CF Industries Fertilizer Year Nutrient Demand (Million Nutrient Tons) Corn Acreage Supporting Nitrogen Demand Source: USDA, CF Industries Marketing Year of September 1 – August 30 U.S. Corn Acreage (Million Acres) N P2O5 K20 Total 2010 12.3 4.1 4.5 20.9 2011 12.8 4.3 4.6 21.7 2012 13.5 4.4 4.6 22.5 2013 13.5 4.4 4.7 22.6 2014 12.9 4.4 4.9 22.2 2015 12.9 4.3 4.6 21.8 2016 13.0 4.4 4.8 22.2 50 55 60 65 70 75 80 85 90 95 100 2006 2008 2010 2012 2014E 2016F

36 Offshore imports account for 38% of total North American nitrogen demand, or 9.0 million of the 24.0 million nutrient tons consumed In recent years, offshore imports accounted for 30% to 35% of North American ammonia use Offshore imports account for approximately 67% of urea fertilizer use For UAN, offshore imports comprise approximately 25% of North American consumption North America Relies on Nitrogen Imports Source: FERTECON Calendar Year 2014 Demand: 24.0 Million Nutrient Tons Imports: 9.0 Million Nutrient Tons 46% 37% 2% 3% 12% Ammonia Urea AN Other UAN

37 North American Offshore Nitrogen Imports (Million Nutrient Tons) Even with Expansions, North America Expected to Remain a Net Importer Source: USDOC, CF Industries Fertilizer Year NA Nitrogen Demand CF OCI Koch, Agrium, PCS, Yara, Simplot, others(3) CF Dyno Nobel Other (2) Forecast Source: Fertecon, IFDC, CF Industries, Fertilizer Year North American Production Potential(1) (Million Nutrient Tons) 1. Production potential defined as 95% of capacity. 2. Other expansions include Koch, J.R. Simplot, Agrium, Yara/BASF & LSB. 3. Incorporates expansions expected completed by 2015 including Rentech, U.S. Nitrogen, OCI & PCS. 0 5 10 15 20 25 2010 2011 2012 2013 2014F 2015F 2016F 2017F 2018F

38 Source: FERTECON, CF Industries Calendar Year World Urea Capacity & Utilization Operating Rates Expected To Remain High Million Tons Operating Rates North American Nitrogen Shipments & Utilization Source: TFI, DOC, FERTECON, CF Industries Calendar Year Thousand Nutrient Tons Operating Rate 0% 20% 40% 60% 80% 100% - 5,000 10,000 15,000 20,000 25,000 30,000 2004 2006 2008 2010 2012 2014E 2016F Domestic Production Imports N.A. Operating Rates

Projects Expected On-Stream by 2018

CFIndustries

(Thousand Tons per Year, Announced)

Company	Location	Gross Ammonia Tons (000)	Product Tons (000)	Type of Expansion & Notes	Projected Startup
OCI	Beaumont, TX	40	Ammonia only	Debottleneck	Q1 2015
CF Industries	Donaldsonville, LA	1,274	1,348 Urea 1,768 UAN	Brownfield	Sep/Oct 2015
Koch	Brandon, MB	90	Ammonia only (MB)	Debottleneck,	Q4 2015
Agrium	Borger, TX	-	612 Urea	$720 million, Debottleneck	Q4 2016
PCS Nitrogen	Lima, OH	110	88 Urea	Debottleneck	Q4 2015
U.S. Nitrogen/ Austin Powder	Greene County, TN	68	143 AN (liquid)	Ammonia upgraded to AN	Q1 2016
OCI	Wever, IA	850	463 Urea 1,658 UAN	$1.9 billion, Greenfield	Q1 2016
Dyno Nobel	Waggaman, LA	880	Ammonia only	$850 million, Brownfield	Q2 2016
CF Industries	Port Neal IA	849	1,348 Urea	Brownfield	Mid-2016
Koch	Enid, OK	225	900 Urea	Brownfield Urea Upgrade	Q3 2016
LSB	El Dorado, AR	375	Ammonia only	$660-680 million, Brownfield	Q3 2016
J.R. Simplot	Rock Spring, WY	210	Ammonia only	$350 million, Greenfield	Q4 2016
Mosaic	Faustina, LA	100	Ammonia only	Debottleneck	Q3 2017
Dakota Gasification	Beulah, ND	-	400 Urea	Brownfield Urea Upgrade	Q1 2017
CF Industries	Courtright, ON	-	130 Urea	Brownfield Urea Upgrade	Q4 2017
Yara/BASF	Freeport, TX	750	Ammonia	$600 million, Brownfield	Q1 2018
Total		**~5.8MM tons**	**~4.0MM tons UAN ~6.1MM tons Urea**		

Source: CF Industries and Industry Publications

39

Other Announced Projects With No Construction Activity Yet Source: CF Industries and Industry Publications (Thousand Tons per Year) 40 Company Location Gross Ammonia Tons Product Tons Notes Agrigen St. Charles, LA 800 Ammonia N/A $1.2 billion, Greenfield Agrium Kenai, AK 700 Ammonia 500 Urea Plant restart Agrium TBD 800 Ammonia 2.0 MM various Delayed Agrifos/Borealis Texas Gulf 800 Ammonia Ammonia Brownfield, Hydrogen-based CHS Spiritwood, ND 840 Ammonia Ammonia, Urea, UAN Canceled Cronus Chemicals Tuscola, IL 800 Ammonia Urea, UAN $1.4 billion, Greenfield Eurochem Louisiana 800 Ammonia 1.2-1.4 MM Urea Suspended FNA Fertilizer Limited Belle Plaine, SK 800 Ammonia Ammonia, Urea, UAN $1.7 billion, Greenfield Invista Chemical (Koch Subsidiary) Victoria, TX 400 Ammonia Ammonia Delayed Investimus Foris Pollock, LA 500 Ammonia Ammonia $265 million, Biofuel Refinery Convert KIT/IFFCO Canada JV Becancour, QB 800 Ammonia 1.6 MM Urea Suspended Magnida (Southeast Idaho Energy) American Falls, ID 800 Ammonia 380 Urea, 240 UAN Greenfield/Existing energy co. Midwest Fertilizer Corp./Fatima Mount Vernon, IN 800 Ammonia 435 Urea, 1.5MM UAN, 300 DEF Suspended Northern Plains Nitrogen (North Dakota Corn Growers) Grand Forks, ND 800 Ammonia 1.0+ MM various $1.5 billion, Greenfield Ohio Valley Resources Rockport, IN 800 Ammonia Urea, 950 UAN, 90 DEF Greenfield Summit Power Group Odessa, TX 400 Ammonia 700 Urea Coal Gasification, Greenfield Yara Belle Plaine, SK 800 Ammonia 1.3 MM Urea Delayed

Capacity per 2014 10-K (1) From 2014 SEC Form 10-K. Total product tons of net ammonia, UAN, urea, and AN. 41 Looking Forward: CF Expansion Projects Increase Capacity Over 25% Gross ammonia tons increasing, leading to higher product tons available for sale Expansion Project Typical Production Combined (2) (Thousand Product Tons) (2) Gross Net Plant Ammonia Ammonia UAN Urea AN Total Donaldsonville 3,050 1,110 2,415 1,680 - 5,205 Medicine Hat 1,250 790 - 810 - 1,600 Port Neal 380 30 800 50 - 880 Verdigris 1,140 350 1,975 - - 2,325 Woodward 480 140 820 25 - 985 Yazoo City 560 - 160 20 1,075 1,255 Courtright 500 265 345 160 - 770 Total 7,360 2,685 6,515 2,745 1,075 13,020 Gross Net Plant Ammonia Ammonia UAN Urea AN Total Donaldsonville 1,275 280 840 1,155 - 2,275 Port Neal 850 80 - 1,350 - 1,430 Total 2,125 360 840 2,505 - 3,705 Gross Net Plant Ammonia Ammonia UAN Urea AN Total Donaldsonville 4,325 1,390 3,255 2,835 - 7,480 Medicine Hat 1,250 790 - 810 - 1,600 Port Neal 1,230 110 800 1,400 - 2,310 Verdigris 1,140 350 1,975 - - 2,325 Woodward 480 140 820 25 - 985 Yazoo City 560 - 160 20 1,075 1,255 Courtright 500 265 345 160 - 770 Total 9,485 3,045 7,355 5,250 1,075 16,725 % Change 29% 13% 13% 91% 0% 28%